

usbank
Five Star Service Guaranteed

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

CLASS A CUSIP NO.	80411Y209
CLASS B CUSIP NO.	80411YAA8

Distribution Date August 15, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Class	Principal Amount Class B (Notional Value)	Principal Payment	Ending Principal Amount	Fixed Rate/ Class B Rate per Unit (3,615 Units)	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
Class A	$54,000,000.00	$0.00	$54,000,000.00	6.00000%	180.00000%	30/360	$ 1,620,000.00	$0.00	$ 1,620,000.00
Class B	$2,410,000.00	$0.00	$2,410,000.00	37.13	n/a	30/360	$ 89,483.30	$0.00	$ 89,483.30

Underlying Security	Goldman Sachs Group Inc 6.345% Cap I due February 15, 2034 Cusip 38143VAA7
Payment Dates	February & August 15 or NBD
Current Principal Balance	$54,000,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$1,713,150.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$1,666.70

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
38143VAA7	A1	A-	Baa3	21-Jun-12	BB+	29-Nov-11
80411Y209	A1	A-	Baa3	22-Jun-12	BB+	16-Dec-11
80411YAA8	A1	A-	Baa3	22-Jun-12	BB+	16-Dec-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.